Energea Portfolio 2 LLC

REDEMPTION PLAN

The Class A Investor Shares of Energea Portfolio 2 LLC (the "Company") are currently not listed on a national securities exchange or included for quotation on a national securities market, and currently there is no intention to list the Class A Investor Shares. Despite the illiquid nature of the assets expected to be held by the Company, Energea Global LLC (the "Manager") believes it is best to provide the opportunity for liquidity in the event holders of Class A Investor Shares ("Investors") need it. Pursuant to this Redemption Plan (the "Redemption Plan"), Investors may request in writing that all or a portion of their Class A Investor Shares be redeemed by the Company in accordance with the procedures outlined in this Redemption Plan. Upon such request, the Company may, subject to the conditions and limitations described below, redeem the Class A Investor Shares presented for cash to the extent, among other matters, there are sufficient funds available for the redemption.

Procedures for Redemption

At any time after sixty (60) days following the purchase of Class A Investor Shares, an Investor may request redemption of their Class A Investor Shares in accordance with the Redemption Plan as set forth herein. In order to submit a redemption request (a "Redemption Request") Investors must (1) submit a time-stamped request via the Manager's website, www.energea.com (the "Platform"), (2) have no more than one outstanding request at any given time, and (3) request that the Company redeem no more than $50,000 worth of Class A Investor Shares per request. In addition, the Redemption Plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the Company. The Company reserves the right to reject any Redemption Request at any time to protect its operations and non-redeemed Investors, to prevent an undue burden on its liquidity, or for any other reason, including, what the Company deems to be a pattern of excessive, abusive or short-term trading.

As calculated below, the redemption price ("Redemption Price") may be reduced by a discount based on the time of the Redemption Request, rounded down to the nearest cent. The Redemption Price will be equal to (i) the current price of the Class A Investor Shares in effect at the time the Redemption Request is made, reduced by (ii) the aggregate sum of distributions, if any, with record dates during the period between the Redemption Request date and the redemption date.

Investors may withdraw their Redemption Request at any time before the redemption is paid. If the Company agrees to honor a Redemption Request, such Redemption Request will be paid within 90 days.

Redemption Price

Based on the time when an Investor submits a Redemption Request, the Redemption Prices are set forth below:

Holding Period from Date of Settlement	Redemption Price (as percentage of per share redemption price)(1)
Settlement date to 60 days	No Redemptions
60 days to 3 years	95.0%(2)
More than 3 years	100.0%(3)

(1) The Redemption Price will be the per share price for Class A Investor Shares in effect as of the time the Redemption Request is made (i) reduced by any distributions, if any, with record dates during the period between the Redemption Request date and the redemption date and (ii) rounded down to the nearest $0.01.
(2) For Class A Investor Shares held between 60 days and three (3) years, the Redemption Price includes a fixed 5.0% discount based on the per share price for Class A Investor Shares in effect at the time of the Redemption Request.
(3) There is no discount to redemptions of Class A Investor Shares held at least three (3) years.

Limitations on Redemption

In light of the Securities and Exchange Commission's current guidance on redemption plans, the Company generally intends to limit redemptions in any calendar quarter to Class A Investor Shares whose aggregate value is 5.00% of the NAV of all of the Company's outstanding Class A Investor Shares on the last business day of the preceding quarter, with excess capacity carried over to later calendar quarters in that calendar year, up to a maximum of 20.00% of the NAV of all of the Company's Class A Investor Shares outstanding during any calendar year. Notwithstanding the foregoing, the Company is not obligated to redeem Class A Investor Shares under the Redemption Plan.

The Company cannot guarantee that the funds, if any, set aside for the Redemption Plan will be sufficient to accommodate all Redemption Requests. In the event the Manager determines, in its sole discretion, that the Company does not have sufficient funds available to redeem all of the Class A Investor Shares for which Redemption Requests have been submitted, such pending Redemption Requests will be honored on a first in first out basis, if at all. In the event that not all Redemption Requests are being honored in a given quarter, due to reaching the 5.00% quarterly limit or otherwise, the Redemption Requests not fully honored will carry over to the first business day of the next quarter and Investors will not need to submit a new Redemption Request the following quarter. Investors will be notified within 10 days of submitting a Redemption Request whether their request for Redemption has been accepted or denied.

The Company intends to limit Investors to one (1) Redemption Request outstanding at any given time, meaning that, if an Investor desires to request more or less Class A Investor Shares be redeemed, such Investor must first withdraw the first Redemption Request. For Investors who hold Class A Investor Shares with more than one record date, Redemption Requests will be applied to such Class A Investor Shares in the order in which they settled, on a first in first out basis - meaning, those Class A Investor Shares that have been continuously held for the longest amount of time will be redeemed first. In addition, the Company intends to limit Redemption Requests to $50,000 worth of Class A Investor Shares per Redemption Request.

Amendment, Suspension or Termination of the Plan

In addition, the Manager may, in its sole discretion, amend, suspend, or terminate the Redemption Plan at any time without prior notice, including to protect the Company's operations and non-redeemed Investors, to prevent an undue burden on the Company's liquidity, following any material decrease in the Company's NAV, or for any other reason. In the event that the Company suspends its Redemption Plan, the Company expects that it will reject any outstanding Redemption Requests and will not intend to accept any new Redemption Requests. In the event that the Company amends, suspends or terminates its Redemption Plan, the Company will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Platform to disclose such action. Therefore, Investors may not have the opportunity to make a Redemption Request prior to any potential termination of the Redemption Plan.